Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

  LAKE SHORE GOLD CONFIRMS AND EXPANDS SHALLOW, HIGH-GRADE GOLD MINERALIZATION AT WHITNEY PROJECT
•	Drilling of 110 Zone to south of Hallnor shaft:

o	Confirms and expands mineralization to west (Intercepts: 29.42gpt/12.0m, 8.45gpt/9.5m and 6.45gpt/9.2m)

o	Extends Zone to depth (Intercepts: 4.62gpt/3.1m and 3.02gpt/10.7m)
•	Drilling in north volcanics indicates potential to extend near-surface resources to north and to depth (Intercepts: 3.20gpt/7.2m, 1.21gpt/15.0m and 2.24gpt/8.5m)

•	30,000 metre exploration program continuing with two surface drills.

TORONTO, ONTARIO -- (Marketwired – February 4, 2016) – Lake Shore Gold Corp. (TSX: LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from the first 13 holes (1,600 metres) of a new surface drilling program at the Whitney Project ("Whitney"), located to the south of the Company's Bell Creek Complex. The program includes 30,000 metres ("m") of surface drilling and is designed to test a number of high-potential areas between the past-producing Hallnor and Broulan Reef mines. In its initial phase, the program is focused on the eastern portion of the Whitney property where the Company believes there is excellent potential to expand the existing near-surface resource. This new program is the first drilling being conducted at Whitney since Lake Shore Gold acquired Temex Resources Corp. ("Temex") in September 2015.

Within the eastern portion of the Whitney property, two key areas are targeted. The 110 Zone is a shallow, high-grade structure located south of the Hallnor shaft.  The north volcanics area consists of gold mineralization and quartz veining within altered volcanic rocks located approximately 430 metres west of the 110 Zone and north of previously mined structures. Both target areas have limited past drilling and are located within 100 metres of surface. The new drill results from these areas demonstrate the potential to expand the near-surface resource to the west, to the north and to depth.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "We are very encouraged by today's results, our first from the Whitney Project.  Whitney was the primary reason we acquired Temex last September, given its considerable exploration potential, existing resources and close proximity to our Bell Creek Mill. This year's drill program at Whitney is intended to confirm and expand the current resource base (established by Temex) using a model that envisions initial production from an open pit that would ultimately transition to an underground mining operation. With our first group of holes we have already succeeded in extending the high-grade 110 Zone at Hallnor Mine to the west and down dip, and intersected mineralization in the north volcanics that suggests a possible extension of the current near-surface resource to the north and to depth. We have two surface drills operating at Whitney and expect to complete the current exploration program by the end of 2016, with an updated resource to follow."

Among significant results from drilling at the 110 Zone are 29.42 grams per tonne ("gpt") over 12.0m, including 159.75gpt/2.0m, from TW16-376, 8.45gpt/9.5m from TW16-377 and 6.45gpt/9.2m from TW16-389. These holes were drilled to test and confirm the westward extension of the 110 Zone within 60 metres of surface. Additional significant results include 4.62gpt/3.1m from TW16-378 and 3.02gpt/10.7m from TW16-387, which tested the lower portion of the 110 Zone approximately 60-70 metres below surface and extended the Zone by up to 15 metres down dip.

Drilling results from the north volcanics, located 430 metres west of the 110 Zone, include 3.20gpt/7.2m, 1.21gpt/15.0m and 1.33gpt/5.2m from TW16-384 and 2.24gpt/8.5m and 1.61gpt/3.0m from TW16-382. These intersections extend to approximately 75 metres below surface and are located near the north end of the target area.

The Whitney Project is located on the east side of Timmins, Ontario and is adjacent to Lake Shore Gold's Bell Creek Complex. Whitney covers approximately 8.9 km2 of highly prospective exploration property on which the former producing Hallnor, Broulan Reef, Bonwhit and Hugh Pam mines are located. Together, these historic properties produced a total of 2.4 million ounces of gold. The Hallnor Mine, which operated from 1938 to 1968, was the highest grade gold mine in the Timmins Gold Camp of mines that have produced more than one million ounces. During its operating life, Hallnor produced 1.7 million ounces of gold at an average grade 13.71 grams per tonne.

The Whitney Project is a joint venture between Temex, a wholly-owned subsidiary of the Company, and Goldcorp Canada Ltd., with Temex being the operator.
Qualified Person
The Qualified Person ("QP") for Lake Shore Gold's drill program at the Whitney Project is Eric Kallio, Senior Vice-President, Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific and/or technical information for the Whitney Project and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 gpt gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is mainly whole core sampled with the drill core being sampled in standard intervals. The drill core is transported in security sealed bags for preparation to the ALS Minerals sample preparation facility in Timmins, Ontario and subsequently to their analytical facility located in Val d'Or, Quebec for fire assay.  This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689).

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's expected costs, production, growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results and performance of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com

Table 1: Whitney Property New Assay Results – Surface Drill Holes
Hole Number	Depth (m)	Section	From (m)	To (m)	Interval (m)	Grade (gpt)	Target / Comments
TW16-376	101	3400E					110 Zone
			56.00	68.00	12.0	29.42
		incl.	59.50	61.50	2.0	159.75	VG
TW16-377	117	3400E					110 Zone
			68.00	77.50	9.5	8.45
		incl.	76.30	77.00	0.7	79.00
			82.00	82.60	0.6	8.20
TW16-378	171	3400E					110 Zone
			73.60	75.00	1.4	6.08
			77.20	80.30	3.1	4.62	VG
TW16-380	126	2950E					North Volcanics
			57.00	65.60	8.6	0.99
TW16-382	261	2950E					North Volcanics
			85.00	93.50	8.5	2.24
			102.30	105.30	3.0	1.61
			120.00	122.00	2.0	2.75
TW16-384	261	2930E					North Volcanics
			37.00	42.20	5.2	1.33
			46.50	53.70	7.2	3.20
		incl.	46.50	47.30	0.8	22.00
			66.50	68.40	1.9	2.67
			73.50	88.50	15.0	1.21
TW16-385	90	3380E					110 Zone
			58.00	64.80	7.8	3.86
TW16-386	102	3380E					110 Zone
			53.00	57.60	4.6	4.31
TW16-387	102	3380E					110 Zone
			71.70	82.40	10.7	3.02
TW16-388	75	3360E					110 Zone
			49.00	60.10	11.1	1.57
TW16-389	81	3360E					110 Zone
			56.00	65.20	9.2	6.45
		incl.	61.50	62.30	0.8	34.90
Notes:
1)True widths are not reported at this time
2) Assays are reported uncut
3) TW16-379 was drilled to 57 m and reported NSA
4) TW16-381 tested North Volcanics but broke through mine workings at 55.5 m and was abandoned.

Figure 1. Regional Geology

Bell Creek & Whitney Regional Geology
1 km
Scale: 1:60,000
Legend
Headframe
Former Gold Producer or Prospect
Selected Past Producing Gold Mine
Proposed Pit
Whitney Property
Bell Creek Property
Fault
Destor Porcupine Fault
Lithology
Diabase
Felsic Intrusion
Mafic Volcanic
Ultramafic
Sediment
N
Bell Creek Complex
BURROWS-BENEDICT FAULT
Marlhill Mine
Bell Creek Mine and Mill
Hoyle Pond Mine
Location of Drilling
Pamour Mine
Hallnor Mine
Broulan Reef
Whitney Property
DESTOR PORCUPINE FAULT

Figure 2. Whitney Property Geology

488,800
489,000
489,200
489,400
5,373,800
5,373,650
5,373,500
5,373,350
5,373,200
N
Hallnor Fault
Hallnor Main Shaft
TW16-376
29.42gpt/12.0m
Incl. 159.75gpt/2.0m
TW16-382
2.24gpt/8.5m
1.61gpt/3.0m
TW16-384
3.20gpt/7.2m
1.21gpt/15.0m
1.33gpt/5.2m
TW16-382
TW16-381
TW16-384
TW16-380
TW16-379
TW16-377
TW16-378
TW16-376
TW16-387
TW16-385
TW16-386
TW16-388
TW16-389
TW16-389
6.45gpt/9.2m
TW16-377
8.45gpt/9.5m
TW16-378
4.62gpt/3.1m
TW16-387
3.02gpt/10.7m
Property Boundary
Conceptual Open Pit Outline
Whitney Property Geology
Legend
100 m
NAD 1927 UTM Zone 17N
Scale: 1:3,600
Mineralized Zones
Stope Voids
Whitney Property
Conceptual Pit
Drillhole
1st Level Underground Workings
Fault
Lithology
Sed. Rock, Argillite
Mafic Volcanic
Mafic Volcanic, Spherulitic

Figure 3. 3D View

TW16-384
3.20gpt/7.2m
1.21gpt/15.0m
1.33gpt/5.2m
Conceptual Open Pit
TW16-384
TW16-382
TW16-381
TW16-380
TW16-388/TW16-389
TW16-387
TW16-379/TW16-385
TW16-377/TW16-378
TW16-376
TW16-376
29.42gpt/12.0m
Incl. 159.75gpt/2.0m
Level 1
TW16-389
6.45gpt/9.2m
TW16-382
2.24gpt/8.5m
1.61gpt/3.0m
TW16-387
3.02gpt/10.7m
TW16-377
8.45gpt/9.5m
TW16-378
4.62gpt/3.1m
475
meters
Mined Out
Stopes
Level 9